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SEC FILE NUMBER
8- 68863

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **10/01/20** AND ENDING **09/30/21**
                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LUMA Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Fifth Avenue, Suite 900
(No. and Street)

New York   **NY**   **10003**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rafael Beck   **212-897-1690**   rbeck@integrated.solutions
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Janover LLC
(Name – if individual, state last, first, and middle name)

100 Quentin Roosevelt Blvd., Suite 516 **Garden City**   **NY**   **11530**
(Address)   (City)   (State)   (Zip Code)

04/23/09   **3513**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Rafael Beck _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to LUMA Securities LLC _____ as of September 30, 2021 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LUMA SECURITIES LLC

Statement of Financial Condition

September 30, 2021



JANOVER llc

Certified Public Accountants • Advisors

Report of Independent Registered Public Accounting Firm

To the Member of LUMA Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LUMA Securities LLC as of September 30, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of LUMA Securities LLC as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of LUMA Securities LLC's management. Our responsibility is to express an opinion on LUMA Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LUMA Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as LUMA Securities LLC's auditor since 2013.

Janover LLC

Garden City, New York
November 22, 2021

LUMA SECURITIES LLC

Statement of Financial Condition

September 30, 2021

Assets

Cash	$	812,644
Fees receivable		7,632,590
Prepaid expense		1,889
	$	8,447,123

Liabilities and Member's Equity

Liabilities:		
Deferred income	$	175,000
Accrued expenses		172,302
		347,302
Member's equity		8,099,821
	$	8,447,123

The accompanying notes are an integral part of these financial statements.

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

1. Business Organization

LUMA Securities LLC (the "Company"), a wholly owned subsidiary of LUMA Partners LLC (the "Parent"), is a limited liability company formed under the laws of the State of Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides unique strategic counseling and investment banking services to companies in the technology industry.

The Company shall continue until the earlier of (i) the written consent by the Parent that the Company should be dissolved, or (ii) the sale, transfer or other disposition of all assets of the Company.

The liability of the member or Parent is limited to the capital held by the Company.

2. Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Basis of preparation - The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue recognition - The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns revenue by way of advisory fees from investment banking, which include retainers and success fees. The Company may also earn underwriting fees. Revenue from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of an engagement letter, the fee is determinable, and collection of the related receivable is reasonably assured. Interest income is recorded as earned. Unearned retainer fees are included in deferred income on the statement of financial condition, have already been received and are expected to be recognized as revenue in a future period. Deferred income

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

2. Summary of Significant Accounting Policies (continued)

is typically recognized upon closing of a transaction or if the customer terminates the engagement. Typical payment terms are as follows: retainers are received upon execution of engagement letters with customers and success fees are received upon closing of transactions. Fee amounts are calculated in accordance with the underlying agreements with customers. Substantially all revenues earned by the Company are from customers in the technology industry.

Accounts Receivable and Allowance for Doubtful Accounts - Accounts receivable that management has the intent and ability to hold for the foreseeable future are reported in the statement of financial condition at outstanding amounts adjusted for any charge-offs and the allowance for doubtful accounts. The Company's management periodically estimates the allowance for doubtful accounts. Losses from uncollectible receivables are accrued when both of the following conditions are met: (a) Information available before the financial statements are issued indicates that it is probable that an asset has been impaired at the date of the financial statements, and (b) the amount of the loss can be reasonably estimated. Those conditions may be considered in relation to individual receivables or in relation to groups of similar types of receivables. The Company reviews individually each trade receivable for collectability and performs on-going credit evaluations of its customers and determines the allowance for doubtful accounts based on historical write-off experience, customer specific facts and general economic conditions that may affect a client's ability to pay. As of September 30, 2021, there is $7,632,590 in accounts receivable. There is no corresponding allowance recorded.

Income taxes - Since the Company is a single member limited liability company, it is disregarded for income tax purposes and, therefore, no federal, state or local income taxes are provided or considered for the purpose of the financial statements. The financial results of the Company are included in the tax return of the Parent.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

New Accounting Pronouncement - In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments – Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2021

2. Summary of Significant Accounting Policies (continued)

forecasts. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The statement of operations reflects the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance required a modified retrospective transition method with a cumulative-effect adjustment in member's equity upon adoption. This guidance was effective for the Company on October 1, 2020, and the Company adopted this guidance on that date. The impact of this guidance was not material to the Company and therefore no adjustment was made to member's equity at that time.

3. Transactions with Related Parties

The Company maintains a services agreement with the Parent (the "Services Agreement"). Pursuant to the Services Agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services. Generally, the Company settles the amount owed to the Parent on a monthly basis. As of September 30, 2021, the amount due to Parent is $54,900, which is included in accrued expenses on the statement of financial condition. The Services Agreement may be terminated upon the mutual agreement of the Company and the Parent.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2021, the Company had net capital of $465,342 which was $365,342 in excess of its minimum requirement of $100,000.

The Company does not hold customers' cash or securities. As such, it is not affected by SEC Rule 15c3-3.

During the year ending September 30, 2020, FINRA commenced its 2020 Firm Examination of the Company. During the year ending September 30, 2021, the Company received preliminary findings from FINRA, and responded accordingly. Any findings were adequately addressed and FINRA took no further action.

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2021

5. Contract Liabilities

For each contract with customers which includes an upfront retainer fee, any unearned retainer fees are included in deferred income on the statement of financial condition. The deferred income amount represents the Company's contract liabilities which results from the timing of revenue recognition. The following table provides information about contract liabilities from contracts with customers.

Deferred income balance, beginning of year	$	300,000
Revenue recognized during the year from deferred income		(300,000)
Increase in deferred income from receipts of upfront retainer fees		175,000
Deferred income balance, end of year	$	175,000

6. Concentrations

All cash deposits are held by one custodian bank and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accounts receivable from two customers amount to $7,500,000, which represents 98% of the accounts receivable outstanding as of September 30, 2021.

7. Economic Risks

During the year ended September 30, 2021, an outbreak of COVID-19, the Coronavirus Disease, has caused economic uncertainty from the impact of this pandemic outbreak and its consequences have had negative implications for both the global and US economies. COVID-19 has impacted supply chains and markets and has spread throughout the United States, causing disruption through mandated and voluntary business closings in various industries. A recession or severe market reaction to any of the foregoing could have a material effect on our business operations and financial condition. The long-term effect, if any, is not currently determinable as of the date of these financial statements.

8. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since September 30, 2021, and determined that there are no material events that would require disclosure in the Company's financial statements.